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                    [LETTERHEAD OF HOB ENTERTAINMENT, INC.]



                                  June 7, 2000



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 90549
Attn:  Collier E. Henry

     Re:  HOB Entertainment, Inc.
          Application for Withdrawal of Registration Statement on Form S-1 Commission File No. 333-32430

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, HOB Entertainment, Inc. (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-32430 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on March 14, 2000. The Company requests withdrawal of the Registration Statement because, due to uncertain market conditions, it does not intend to conduct the offering of shares of its common stock contemplated in the Registration Statement at this time. No shares of the Company's common stock have been sold under the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact James P. Beaubien or Leif W. Reinstein of Latham & Watkins, legal counsel to the Company in connection with the Registration Statement, at (213) 485-1234.

                                                   Sincerely,

                                                   HOB Entertainment, Inc.

                                                   /s/ Gregory A. Trojan

                                                   Gregory A. Trojan
                                                   Chief Executive Officer

cc:  James P. Beaubien
     Gary I. Horowitz